SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): __

CONTENTS

On January 9, 2023, MediWound Ltd. (the “Company”) made a presentation at the J.P. Morgan 41st Annual Healthcare Conference, highlighting its clinical products, and providing certain updates regarding the results of clinical trials, as well as certain estimates and projections as to expected future financial results.   Materials used in conjunction with the presentation are available on the Company’s website at www.mediwound.com and are furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”). The contents of the foregoing website are not a part of this Form 6-K.

The information contained in the presentation was provided as of January 9, 2023, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results. The furnishing of the materials related to the presentation is not an admission as to the materiality of any information contained in those materials.

The contents of this Form 6-K (including the information contained in Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635, 333-255784, and 333-266697, respectively), and Form F-3, filed with the SEC on May 25, 2022 (Registration No. 333-265203).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2023	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Office

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Presentation of MediWound Ltd. for the 41st Annual J.P. Morgan Healthcare Conference entitled “Non-Surgical Biological Solutions for Tissue Repair & Regeneration” dated January 2023.